FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of November, 2018

Commission File Number: 001-13240

Enel Generación Chile S.A.

(Translation of Registrant’s Name into English)

Santa Rosa 76

Santiago, Chile

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F [X] Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes [ ] No [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes [ ] No [X]

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission

pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes [ ] No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

SIGNIFICANT EVENT

Enel Generación Chile S.A.

Securities Registration Record N° 0114

Santiago, November 27, 2018

Ger. Gen. N°103/2018

Mr. Joaquín Cortés H.

Chairman

Financial Market Commission

1449 Libertador Bernardo O’Higgins Ave.

Santiago, Chile

Ref.:      SIGNIFICANT EVENT

Dear Sir,

In accordance with articles 9 and 10, second subparagraph, of the Securities Market Law N° 18,045, and as established under General Norm N°30 of the former Superintendence of Securities and Insurance (“SVS”, currently replaced by the Financial Market Commission), duly authorized on behalf of Enel Generación Chile S.A. (“Enel Generación” or the “Company”), I hereby inform you of the following significant event:

Enel Generación and Engie Energía Chile S.A. (“Engie”) have subscribed today, a power supply contract, whose average annual consumption is 1.2 TWh. The supply will start in 2019 and will be extended for a term of 12 years.

The aforementioned supply contract will be executed by means of electric power transfers between companies participating in the balance of production and consumption of energy, in accordance with Exempt Resolution No. 669 of November 21, 2017 of the National Energy Commission, which establishes the "Procedure for Calculation and Determination of Economic Transfers of Energy".

With regard to the financial effects for Enel Generación, it is stated that it is not possible to determine them to date, since these will depend on the factors that affect the behavior of the electricity market during the term of the contract, such as the price of fuels, hydrological conditions, demand growth and international inflation rates, among others.

Sincerely,

Valter Moro

Chief Executive Officer

Enel Generación Chile S.A.

c.c.:  Banco Central de Chile

Bolsa de Comercio de Santiago

Bolsa Electrónica de Chile

Banco Santander –Representantes Tenedores de Bonos

Depósito Central de Valores

Comisión Clasificadora de Riesgos

1

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Enel Generación Chile S.A.

	By:	/s/ Raúl Arteaga E .
		Name:	Raúl Arteaga E.
		Title:	Chief Financial Officer

Date: November 27, 2018